Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:     + 91 40 4900 2900

Fax:    + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

September 10, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

This is to inform you that Dr. Reddy’s Laboratories Limited (Dr. Reddy’s) has entered into a definitive agreement with Janssen Pharmaceutica NV (JPNV) (naamloze vennootschap), an affiliate of Johnson & Johnson, to acquire the STUGERON® brand, including its leading local brands, Stugeron® FORTE and Stugeron® PLUS as well as its related assets (hereinafter referred to as ‘STUGERON® portfolio’) across 18 markets in the Asia-Pacific (APAC) and Europe, Middle East, and Africa (EMEA) regions, with India and Vietnam as key markets.

Further, the details as required under Regulation 30 of the SEBI Listing Regulations read with the SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, are as hereunder:

1	Name of the entity~~(ies)~~ with whom agreement~~/ JV~~ is signed	Janssen Pharmaceutica NV (naamloze vennootschap), an affiliate company of Johnson & Johnson
2	Area of agreement~~/ JV~~	Acquisition of the STUGERON® portfolio across 18 markets in the APAC and EMEA regions.
3	Domestic/ international	Domestic and International – Dr. Reddy’s has acquired the STUGERON® portfolio across 18 markets in the APAC and EMEA regions, with India and Vietnam as key markets.
4	Share exchange ratio/ JV ratio	Not applicable
5	Scope of business operation of agreement~~/ JV~~	Through this deal, Dr. Reddy’s has acquired the STUGERON® portfolio from JPNV to commercialize the same across 18 markets.

6	Details of consideration paid/ ~~received~~ in agreement~~/ JV~~	USD 50.5 million.
7	Significant terms and conditions of agreement~~/ JV~~ in brief

Under the terms of the agreement, Dr. Reddy’s has acquired the STUGERON® portfolio in the aforesaid mentioned markets and the operations will be gradually transitioned to ensure smooth integration of the business.

8

Whether the acquisition would fall within related party transactions and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length

JPNV is not a related party to Dr. Reddy’s or any of its promoter/promoter group/ group companies. Therefore, this acquisition deal with JPNV does not fall within related party transactions.

Further, promoter/promoter group/ group companies do not have any interest in JPNV.

9	Size of the entity~~(ies)~~	Not applicable
10	Rationale and benefit expected	The acquisition strengthens Dr. Reddy’s Central Nervous System (CNS) Portfolio in India and Emerging Markets through its foray into the anti-vertigo segment.

A press release to be issued in relation to the above matter is enclosed for reference.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS

	Richa Periwal	PRIYA K
	RICHAPERIWAL@DRREDDYS.COM	PRIYAK@DRREDDYS.COM

Dr. Reddy’s strengthens its CNS Portfolio by foraying into anti-

vertigo segment with acquisition of STUGERON®

•	Dr. Reddy’s enters into a definitive agreement to acquire STUGERON® portfolio

•

The portfolio acquired includes STUGERON® brand as well as its leading local brands Stugeron® FORTE and Stugeron® PLUS across 18 markets in the APAC and EMEA regions, with India and Vietnam as key markets

Hyderabad India; September 10, 2025 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), a global pharmaceutical company, today announced  the completion of a definitive transaction with Johnson & Johnson*, to acquire STUGERON® and its locally recognized brands, STUGERON® FORTE and STUGERON® PLUS, across 18 markets in the APAC and EMEA regions, with India and Vietnam as key markets.

STUGERON® contains Cinnarizine, an antihistamine indicated for the treatment of vestibular disturbances and vertigo. With STUGERON® already holding first position in the Cinnarizine represented pharmaceutical market (RPM) and ranked second in the anti-vertigo extended represented pharmaceutical market (eRPM) in India1, this acquisition presents a strategic opportunity for Dr. Reddy’s to expand its footprint in the anti-vertigo space as well as strengthen its Central Nervous System (CNS) portfolio.

With this acquisition, Dr. Reddy’s gets access to STUGERON® brand and its related portfolio in the mentioned markets and the operations will be gradually transitioned to ensure smooth integration of the business.

M.V. Ramana, Chief Executive Officer, Branded Markets (India and Emerging Markets), Dr. Reddy’s, said: “Dr. Reddy’s acquisition of the STUGERON® brand reflects a steady advancement in our efforts to expand into the anti-vertigo therapeutic segment, contributing to the continued development of our CNS portfolio. Backed by our strong market access, we intend to extend the reach of STUGERON® and its associated products across 18 key markets in the APAC and EMEA regions including India and Vietnam. This strategic step is in line with our broader commitment to improving patient access and advancing toward our goal of reaching over 1.5 billion patients by 2030.”

*	The agreement is between Dr. Reddy’s and Janssen Pharmaceutica NV, an affiliate of Johnson & Johnson
[1]	IQVIA MAT July 2025

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. This includes but is not limited to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions (i). Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025. The company assumes no obligation to update any information contained herein.